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                                                                    EXHIBIT 16.1

[KPMG Logo]

111 Congress Avenue
Suite 1100
Austin, TX 78701

Securities and Exchange Commission
Washington, D.C. 20549


April 18, 2001


Ladies and Gentlemen:

We were previously principal accountants for Whole Foods Market, Inc. and, under the date of November 21, 2000, we reported on the consolidated financial statements of Whole Foods Market, Inc. and subsidiaries as of and for the fiscal years ended September 24, 2000 and September 26, 1999. On April 12, 2001, our appointment as principal accountants was terminated. We have read Whole Foods Market, Inc.'s statements included under Item 4 of its Form 8-K dated April 12, 2001, and we agree with such statements, except that we are not in a position to agree or disagree with Whole Foods Market, Inc.'s statement that the change was recommended by the Audit Committee of the Board of Directors and approved by the Board of Directors.

Very truly yours,

/s/ KPMG LLP
KPMG LLP